Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Six Months Ended June 30, 2008
Income before provision for income taxes	$5,450
Minority interest	2,929
Equity in earnings of unconsolidated businesses	(247)
Dividends from unconsolidated businesses	754
Interest expense	862
Portion of rent expense representing interest	303
Amortization of capitalized interest	59

Income, as adjusted	$10,110

Fixed charges:
Interest expense	$862
Portion of rent expense representing interest	303
Capitalized interest	293

Fixed charges	$1,458

Ratio of earnings to fixed charges	6.93